SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2006	9

SIGNATURES	10

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule of assets held at end of year is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV−1 and SOP 94−4−1, for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2007

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
INVESTMENTS, AT FAIR VALUE:
Fixed Income Funds:
PIMCO Total Return Administrative Fund	$1,287,973	$1,210,500
Total fixed income funds	1,287,973	1,210,500
Equity Funds:
Alger Mid Cap Growth Retirement Portfolio Fund	1,031,824	837,065
RSI Retirement Trust International Equity Fund	846,034	534,297
American Century Ultra Fund	158,491	221,660
SSGA S&P 500 Index Fund	1,919,497	1,517,164
Neuberger Berman Genesis Fund Trust	2,091,645	1,794,069
RSI Retirement Trust Value Equity Fund	1,479,132	1,138,389
Total equity funds	7,526,623	6,042,644
Asset Allocation funds:
RS Group Trust Co. Aggressive Asset Allocation	105,736	23,984
RS Group Trust Co. Conservative Asset Allocation	115,066	38,595
RS Group Trust Co. Moderate Asset Allocation	428,035	336,768
Total asset allocation funds	648,837	399,347
RS Group Trust Co. Stable Value Fund (which includes guaranteed insurance contracts or synthetic guaranteed insurance contracts totaling $2,130,578 and $5,001,033 at December 31, 2006 and 2005, respectively)	5,983,227	4,997,011

Dime Community Bancshares, Inc. Common Stock Fund
Stock Investment	7,499,035	8,082,047
RS Group Federal Prime Obligation	265,205	187,544
	7,764,240	8,269,591
Participant Loans	463,377	397,122

TOTAL INVESTMENTS	23,674,277	21,316,215

DUE FROM THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES ("ESOP")	410,040	397,837
CASH BALANCE	15,717	3,204
TOTAL ASSETS	24,100,034	21,717,256
LIABILITIES:
Payable for fund purchases	-	38,656
NET ASSETS AVAILABLE FOR PLAN BENEFITS, AT FAIR VALUE	24,100,034	21,678,600
Adjustment from fair value to contract value for fully benefit responsive insurance contracts	55,417	40,441
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$24,155,451	$21,719,041
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	2006
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Fixed income funds	$(10,262)
Equity funds	548,950
Asset allocation funds	56,315
Employer stock fund	(333,436)

Total net appreciation in fair value of investments	261,567

Interest and dividend income	907,948

Investment income, net	1,169,515

Participant contributions	1,845,583
Net change in contributions receivable from the Employee Stock Ownership Plan	12,203

Total additions, net	3,027,301

DEDUCTIONS:
Benefits paid to participants	568,380
Administrative expenses	22,511

Total deductions	590,891

NET INCREASE	2,436,410

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	21,719,041

End of year	$24,155,451

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.        DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

b.
Eligibility and Participation - Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions - Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted.  There are currently no direct contributions to the Plan either made or required to be made by Dime Community Bancshares, Inc. (the “Company”) or The Dime Savings Bank of Williamsburgh (the “Bank”).

Effective July 1, 2000, the Company or the Bank makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the “ESOP”) in the amount of 3% of total W-2 compensation (including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Plan).  This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date.  The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan.  Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan.  This annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  In March 2006, a contribution of $397,837 was made to eligible participants based upon compensation for the period January 1, 2005 through December 31, 2005.  In March 2007, a contribution of $410,040 was made to eligible participants based upon compensation for the period January 1, 2006 through December 31, 2006.

d.
Participant Accounts–Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options - Participants direct the investment of their account balances into various options offered by the Plan.  As of both December 31, 2005 and 2006, there were twelve investment options available in the Plan.  Investment options include one fixed income fund, six equity funds, three asset allocation funds, one employer stock fund and one capital preservation fund. The capital preservation fund is named the RS Group Trust Co. Stable Value Fund ("Stable Value Fund"), which invests in various investments including fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed. Retirements Systems Group Inc. (“RSI”) ("Trustee") acts as trustee for all investments in the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

g.
Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h.
Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations.  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time.  The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time.  Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years.  The loans are secured by the balances in the participant’s account.  Loan repayments are made by automatic payroll deduction.

i.
Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

j.
Forfeitures - If a participant is not fully vested in previous contributions made by the Company or Bank and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures.  Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.  There were no forfeitures during the year ended December 31, 2006.  Forfeitures totaled $3,204 during the year ended December 31, 2005.

k.
Plan Termination - Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.  In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank’s contributions) at the termination date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.	Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits.  Actual results could differ from those estimates.

c.
Risks and Uncertainties - The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
 Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of fixed income and equity funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.   Dime Community Bancshares, Inc. common stock is valued at quoted market prices.  The stable value fund is stated at fair value as determined by the issuer of the fund based on the fair market value of the underlying investments.   The underlying investments of the stable value fund are contacts valued at fair market, which for the purposes of the Statement of Net Assets Available for Plan Benefits are adjusted to contract value. Participant loans are valued at the outstanding loan balances.

The Stable Value Fund is a fund that is commingled and offered to the RSGroup Trust Company’s Employee Benefit Plan customers.  The fund invests principally in a diversified portfolio of guaranteed investment contracts (“GICs”) and synthetic GICs.   Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers..

f.
Recent Accounting Pronouncements – In December 2005, the Financial Accounting Standards Board issued Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" ("FSP AAG").  FSP AAG recognizes contract value is the most relevant measurement attribute for fully benefit-responsive investment contracts in determining the net assets available for benefits of a defined-contribution plan, since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  However, under FSP AAG, investment contracts held by a defined-contribution plan are required to be reported at fair value on the statement of net assets.  FSP AAG requires that the Statement of Net Assets Available for Benefits presents an adjustment between the fair value and contract value of fully benefit-responsive investment contracts.  In accordance with FSP AAG, prior year balances have been reclassified to conform to the current presentation, and the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement ("FAS 157").  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for the Plan in the first quarter of 2008.  The Plan is currently evaluating the statement's impact upon the financial statements.

3.        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in pooled investment funds managed by RSI.  RSI is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2006 and 2005, the Plan held 535,263 and 553,186 shares, respectively, of common stock of Dime Community Bancshares, Inc., the Plan sponsor, with a cost basis of $2,502,986 and $2,586,797, respectively.  Dividend income received on these shares of common stock totaled $307,597 and $315,259, respectively during the years ended December 31, 2006 and 2005.

4.	INVESTMENTS

The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are participant directed.

	December 31, 2006		December 31, 2005
	Units	Current Value	Units	Current Value

PIMCO Total Return Administrative Fund	124,082	$1,287,973	115,286	$1,210,500
SSGA S&P 500 Index Fund	82,417	1,919,497	73,828	1,517,164
Neuberger Berman Genesis Fund Trust	43,822	2,091,645	36,953	1,794,069
RS Group Trust Co. Stable Value Fund (*)	170,251	5,983,227	147,735	4,997,381
RSI Retirement Trust Value Equity Fund	123,056	1,479,132	11,197	1,138,389
Dime Community Bancshares, Inc. Common Stock Fund	535,263	7,764,240	553,186	8,269,591

(*) The Stable value fund amounted to $6,038,644 and $5,037,452 at contract value as of December 31, 2006 and 2005, respectively.

During the year ended December 31, 2006, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PIMCO Total Return Administrative Fund	$(10,262)
Alger Mid Cap Growth Retirement Portfolio Fund	8,024
RSI Retirement Trust International Equity Fund	172,292
American Century Ultra Fund	(25,296)
SSGA S&P 500 Index Fund	216,922
Neuberger Berman Genesis Fund Trust	(41,858)
RSI Retirement Trust Value Equity Fund	218,866
RS Group Trust Co. Aggressive Asset Allocation	8,089
RS Group Trust Co. Conservative Asset Allocation	7,500
RS Group Trust Co. Moderate Asset Allocation	40,726
Dime Community Bancshares, Inc. Common Stock Fund	(333,436)
Net appreciation in fair value of investments	261,567

5.   FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable Internal Revenue Service determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, PART IV, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
Party In
Interest	Identity of Issuer	Description of Investments	Cost	Current Value
	REGISTERED INVESTMENT COMPANIES:
*	RSI Retirement Trust	Value Equity Fund	**	$1,479,132
*	RSI Retirement Trust	International Equity Fund	**	846,034
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	1,031,824
	PIMCO	Total Return Administrative Fund	**	1,287,973
	American Century	Ultra Fund	**	158,491
	SSGA	S&P 500 Index Fund	**	1,919,497
	Neuberger Berman	Genesis Fund Trust	**	2,091,645

	Total Registered Investment Companies			8,814,596

	COMMON/ COLLECTIVE TRUSTS:
*	RS Group Trust Co.	Conservative Asset Allocation	**	115,066
*	RS Group Trust Co.	Moderate Asset Allocation	**	428,035
*	RS Group Trust Co.	Aggressive Asset Allocation	**	105,736
*	RS Group Trust Co.	Stable Value Fund	**	6,038,644

	Total Common/ Collective Trusts			$6,687,481

	EMPLOYER SECURITIES
*	Dime Community Bancshares, Inc.	Common Stock Fund - Common	**	7,499,035

	INTEREST BEARING CASH (INCLUDING MONEY MARKET ACCOUNTS AND CERTIFICATES OF DEPOSIT):
*	RSI Group Trust Co.	Federal Prime Obligation	**	265,205

	PARTICIPANT LOANS:
*		Employee Loans Receivable(118 loans with interest rates ranging from 5.00% to 10.50%)	**	463,377
		TOTAL		$23,729,694
*              Party-in-interest.
**           Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 29, 2007                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 29, 2007                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    Executive Vice President and Chief Financial Officer